(212) 318-6054

vadimavdeychik@paulhastings.com

February 27, 2019

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:       Gabelli Innovations Trust (the “Trust”)

File Numbers: 333-228684; 811-23395

Dear Mr. Orlic:

This letter responds to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the registration statement on Form N-1A for the Trust, filed on December 6, 2018, with the Commission. The registration statement registers the following four series of the Trust: Gabelli Media Mogul Fund (“Media Mogul Fund”), Gabelli Pet Parents’TM Fund (“Pet Parents Fund”), Gabelli Food of All Nations Fund (“Food of All Nations Fund”), and Gabelli RBI Fund (“RBI Fund”) (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

Comment 1: With respect to the Media Mogul Fund and the Pet Parents Fund, please describe the process of how the assets will be transferred from the Predecessor Funds to the new Funds.

Response: The Trust, on behalf of each Fund, and the Gabelli NextShares Trust (“NextShares Trust”), on behalf of the Gabelli Media Mogul NextShares and Gabelli Pet Parents’TM NextShares (each a “NextShares Fund” and together, the “NextShares Funds”), have entered into a Plan of Reorganization, pursuant to which each NextShares Fund will convert from a series of the NextShares Trust to a series of the Trust by: (1) transferring all of its assets to each Fund (which is being established solely for the purpose of acquiring those assets and continuing the investment strategies in newly established open-end funds in exchange solely for (a) voting shares of beneficial interest in the Funds of equal value to the net assets of the NextShares Funds, and (b) each Fund’s assumption of all the liabilities of the respective NextShares Fund, (2) distributing those shares pro rata to shareholders in exchange for their shares therein and in complete liquidation thereof (for federal tax purposes), and (3) terminating the NextShares Funds.

Comment 2: Please revise the second sentence of the footnote to the Fee Table to read as follows: “Under this same agreement, the Fund has also agreed, during the three-year period following the date of any such waiver or reimbursement by the Adviser, to repay such amount, but only to the extent the Fund’s adjusted Total Annual Fund Operating Expenses would not exceed an annual rate of 0.90% after giving effect to the repayments.”

Response: The Trust has made the requested change.

Comment 3: For the Media Mogul Fund, in the Principal Investment Strategies section, please disclose the issuer capitalization range and any associated risk factors that should be listed.

Response: The Trust respectfully submits that the following disclosure has been added to the Principal Investment Strategies section: “The current investable universe includes U.S. and non-U.S. listed companies in all capitalization ranges in the media industry.” The Trust will also add corresponding risk factors to the Principal Risks section.

Comment 4: Please add disclosure as required under Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust confirms that the following language has been added to the Principal Risks section for each Fund: “Your investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; you may lose money by investing in the Fund. When you sell Fund shares, they may be worth more or less than what you paid for them.”

Comment 5: To the extent applicable, for each Fund, please revise the Industry Concentration Risk to note specifically that the Fund will invest “at least 25%” of its assets in companies in the applicable industry.

Response: The Trust has made the requested changes.

Comment 6: Please delete or revise the last sentence in the New Fund Risk disclosure which reads: “However, the expense limitation in place limits this risk through the end of its term.”

Response: The Trust has deleted the sentence from that paragraph for each Fund.

Comment 7: With respect to the Media Mogul Fund and the Pet Parents Fund, please state whether a registration statement on Form N-14 will be filed for each Fund. If a registration statement on Form N-14 will not be filed, please provide the rationale for not doing so.

Response: The Trust’s rationale for not having to file a registration statement on Form N-14 was previously provided in written form to Mr. William J. Kotapish, Assistant Director in the SEC’s Division of Investment Management. The rationale was submitted on November 12, 2018.

Comment 8: Please provide disclosure required under Item 5(b) of Form N-1A.

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Response: The applicable disclosure has been revised to provide the length of service for each person or persons who are primary responsible for the day to day management of each Fund

Comment 9: With respect to the Pet Parents Fund, please add Large-, Mid-, and Small-Capitalization risk factors to the Principal Risks section.

Response: The Trust has added the requested disclosure.

Comment 10: Please confirm whether short sale risk should be added as a principal risk for the Media Mogul Fund. With respect to the Pet Parents Fund, please disclose in the Principal Investment Strategies section the Fund’s ability to engage in short sales. Please also confirm whether fees associated with short sales need to be disclosed in the Fee Table for each Fund.

Response: The Trust respectfully submits that engaging in short sale transactions is not a principal strategy for the Media Mogul Fund or the Pet Parents Fund. As a result, applicable revisions have been made to the prospectus for each Fund.

Comment 11: With respect to the Food of All Nations Fund, in connection with the Fund’s 80% Policy, please explain why it is appropriate to consider household and consumer product companies, personal product companies and tobacco companies as part of the food and beverages industries.

Response: The Trust respectfully submits that it is appropriate to include the foregoing companies as part of the food and beverages industries so long as such companies derive at least 50% of their revenues or profits from or devote at least 50% of their assets to the food and beverage industries.

Comment 12: Please explain how “Nations” in the Food of All Nations Fund complies with SEC staff guidance regarding the use of “global” or “international” in fund names.

Response: Rule 35d-1 does not apply to the terms “international” and “global” Rule 35d-1 Adopting Release1 states that “the term ‘foreign’ indicates investments that are tied economically to countries outside the United States,” and an investment company with “foreign” in the name is subject to the 80% requirement. The Adopting Release further states that “the terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world…and will not be subject to the rule.” Nonetheless, because the Adopting Release suggests that the terms “international” and “global” connote diversification among investments in a number of different countries, the Staff seeks to ensure that funds using these names explain how they intend to invest in a way that is consistent with this connotation.

Typically, the Staff has asked a fund with “international” or “global” in its name to adopt a policy stating that a fund will invest, under normal market conditions, at least 40% of its assets outside the United States, or if market conditions are not favorable, at least 30% of its assets

1 Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001).

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outside the United States, and disclose in the prospectus for the fund that the fund will normally hold securities of issuers located in at least three countries.

In addition, the Frequently Asked Questions about Rule 35d-1, note that “a fund that has a name containing both the term ‘global’ or ‘international’, and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., ‘fixed income,’ will be expected to comply with the 80% investment requirement with the respect to the latter term.”2

Unlike “global” or “international”, the Trust is not aware of any SEC staff guidance that applies the Names Rule or other SEC staff guidance to funds with “nations” in their names.3 Accordingly, the Trust respectfully submits that SEC staff guidance regarding “global” and “international” names should not apply to the Food of All Nations Fund. Furthermore, the Fund’s 80% policy already notes that the Fund will invest at least “80% of its net assets…in common stocks and preferred stocks of domestic and foreign companies…”. Therefore, the Trust believes that the Fund’s name and the current disclosure in Principal Investment Strategies section informs investors with specificity as to the types of investments the Fund will focus on and no further disclosure is necessary.

Comment 13: Please provide a definition of the companies that the Fund deems to comprise the food and beverages industries.

Response: The Trust respectfully submits that it has revised the relevant disclosure to note that such companies will generally derive at least 50% of their revenues or profits from, or will devote at least 50% of their assets to the manufacture, sale or distribution of agricultural products; brewers, distillers and vintners; food distributors and retailers; household and consumer product companies; hypermarkets and super centers; packaged foods and meats; personal products; soft drinks and tobacco.

Comment 14: With respect to the Food of All Nations Fund, please consider adding Large-Capitalization risk factor.

Response: The Trust has added the requested disclosure.

Comment 15: With respect to the RBI Fund, in the Principal Investment Strategies section, please disclose the issuer capitalization range and any associated risk factors should be listed in the Principal Risks section.

Response: The Trust respectfully submits that the following disclosure has been added to the Principal Investment Strategies section: “The current investable universe includes U.S. and non-U.S. listed companies in all capitalization ranges in the industrials industry.” The Trust will also add corresponding risk factors to the Principal Risks section.

2 See, U.S. Securities and Exchange Commission, Frequently Asked Questions about Rule 35d-1 [Investment Company Names] at Question 10.

3 The Trust submits that it is aware of at least two other registrants that employ “nations” in their name and do not provide for disclosure as noted in SEC staff guidance relating to names containing “global” or “international.” See, Fiera Capital STRONG Nations Currency Fund, Access No. Securities Act of 1933 Access No. 0000894189-18-006880; See Emerging Markets Breakout Nations Portfolio, Securities Act of 1933 Access No. 00001133228-18002574.

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Comment 16: The description of the investment strategy and risks in the summary prospectus appears to be substantially similar to the description of the same in the statutory prospectus. Please consider revising the statutory prospectus description.

Response: The Trust does not believe any changes are necessary at this time.

Comment 17: Please confirm the applicability of each risk factor to each Fund.

Response: Confirmed.

Comment 18: In the Redemption of Shares section, please consider adding the following language “may delay payment of redemption proceeds for more than seven (7) days.”

Response: The Trust has made the requested change.

Comment 19: Please provide Financial Highlights and Financial Statements for the Predecessor Funds.

Response: The Trust will include the requested disclosure in the next amended filing.

Comment 20: In the Investment Restrictions section of the Statement of Additional Information (“SAI”), under restriction number 1, please describe the applicable 1940 Act limitations.

Response: The Trust respectfully declines to make any changes at this time.

Comment 21: In the Investment Restrictions section of the SAI, please identify any other fundamental policies that can only be changed with a shareholder vote.

Response: The Trust respectfully submits that other than the current investment restrictions listed in the Investment Restrictions section of the SAI, there are no other fundamental policies that would require a shareholder vote.

Comment 22: In Part C, please file executed agreements and not forms of.

Response: Confirmed.

Comment 23: Please confirm that the language required under Rule 484(b)(3) of the Securities Act of 1933 will be included in Part C.

Response: Confirmed.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

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Very truly yours,

/s/ Vadim Avdeychik
Vadim Avdeychik
for Paul Hastings LLP

cc:	Agnes Mullady

Andrea Mango

Michael R. Rosella

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